

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 17, 2008

Mr. Ronald E. Schutz
Chief Financial Officer
HuntMountain Resources
1611 N. Molter Road, Suite 201
Liberty Lake, WA 99019

   Re: **HuntMountain Resources**
     Item 4.01 Form 8-K
     Filed December 27, 2007
     Amendment to Item 4.01 Form 8-K
     Filed January 14, 2008
     File No. 001-01428

Dear Mr. Schutz:

   We have completed our review of your Form 8-K/A and related filings and do not, at this time, have any further comments.

        Sincerely,

        Christopher White
        Branch Chief